

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 29, 2017

John J. Brogan, Esq.
General Counsel
BCB Bancorp, Inc.
104-110 Avenue C
Bayonne, NJ 07002

>   **Re: BCB Bancorp, Inc.**
>   **Registration Statement on S-4**
>   **Filed September 5, 2017**
>   **File No. 333-220350**

Dear Mr. Brogan:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please revise to disclose that the merger is subject to a floor price, triggering IAB's termination right as described on page 13. Please also revise to disclose that, if IAB exercises its right to terminate the merger, BCB may prevent termination by adjusting the exchange ratio.

2.   We note that the exchange of IAB's preferred stock for Series E and F Preferred Stock of BCB in the merger is not being registered pursuant to this registration statement. Please tell us how you will comply with Section 5 of the Securities Act of 1933. To the extent you will be relying on an exemption, please disclose this fact.

<u>The Merger Agreement</u>

<u>Purchase Price Adjustment, 56</u>

3.   We note your disclosure that the Chairman of IAB, Anil Bansal, has threatened to bring legal action against IAB Bank and demanded reimbursement of legal fees in excess of $500,000. Please expand your disclosure to describe the basis pursuant to which Mr. Bansal is threatening legal action and summarize the material allegations asserted.

<u>Voting Agreements, page 68</u>

4.   Please file the form of voting agreement as an exhibit to the registration statement or include it as Exhibit B to the Merger Agreement, which you have attached as Annex I to the proxy statement / prospectus.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact David Lin, Staff Attorney, at (202) 551-3552 or me at (202) 551-3369 with any questions.

                                                Sincerely,

                                                /s/ Era Anagnosti

                                                Era Anagnosti
                                                Legal Branch Chief
                                                Office of Financial Services

cc: Michael P. Reed, Esq.